CONFIDENTIAL TREATMENT REQUESTED BY

DRUGSTORE.COM, INC. (0-26137)

FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH [***].

October 8, 2010

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission	SUBMITTED PURSUANT TO A
Division of Corporation Finance	REQUEST FOR CONFIDENTIAL TREATMENT AND
100 F Street, N.E.	PURSUANT TO 17 C.F.R. 200.83
Mail Stop 0610
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Suzanne Hayes, Branch Chief
Scot Foley, Staff Attorney

Re:	drugstore.com, inc.
Form 10-K for the fiscal year ended January 3, 2010 (the “Form 10-K”)
Form 10-Q for the quarterly period ended April 4, 2010 (the “Form 10-Q”)
Schedule 14A filed on April 30, 2010 (the “Proxy Statement”)
File No. 000-26137

Ladies and Gentlemen:

On behalf of drugstore.com, inc. (the “Company”), we submit this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated September 24, 2010 (the “Comment Letter”) relating to the above referenced filings. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering contained in the Comment Letter.

Annual Report on Form 10-K

Item 15: Exhibits, Financial Statement Schedules

1. We note your response to our prior comment 1. Please tell us the total amount of revenue that you have generated through your agreement with Medco Health Solutions in fiscal year 2009 and the first half of fiscal year 2010.

Company Response:

We recorded net sales through our agreement with Medco Health Solutions of [$***] in fiscal year 2009, representing [***%] of net sales from continuing operations for the same period, and [$***] in the first half of 2010, representing [***%] of net sales from continuing operations for the same period.

CONFIDENTIAL TREATMENT REQUESTED BY
October 8, 2010	DRUGSTORE.COM, INC. (0-26137)

Definitive Proxy Statement on Schedule 14A

Compensation Review Cycle, page 43

2. We have reviewed your response to comment 4 and disagree with your statement that the provided disclosure is overly descriptive and that this level of detail is not necessary. Please confirm that you will provide similarly detailed disclosure in your 2011 proxy statement.

Company Response:

We hereby confirm that we will provide detailed disclosure, similar to our response to Staff comment 4 in our letter dated July 26, 2010, in our 2011 proxy statement.

* * * * *

CONFIDENTIAL TREATMENT REQUEST

drugstore.com hereby requests, pursuant to 17 C.F.R. Section 200.83, that certain contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as such contents are confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that drugstore.com be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that drugstore.com may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Yukio Morikubo at (425) 372-3465, rather than rely upon the United States mail for such notice.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 883-2500 or Yukio Morikubo at (425) 372-3465 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Drew G. Markham
Drew G. Markham

cc: Yukio Morikubo, drugstore.com, inc., General Counsel, Vice President, and Secretary

CONFIDENTIAL TREATMENT REQUESTED BY
October 8, 2010	DRUGSTORE.COM, INC. (0-26137)

Exhibit A

In connection with the letter dated October 8, 2010 submitted on behalf of drugstore.com, inc. (the “Company”) to the Staff of the Securities and Exchange Commission relating to certain filings referenced therein, the undersigned hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

drugstore.com, inc.

/s/ Yukio Morikubo
Yukio Morikubo
General Counsel, Vice President, and Secretary